UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

CHEETAH MOBILE INC.
(Name of Issuer)

Class A ordinary shares, par value $0.000025 per share
(Title of Class of Securities)

88032Q109
(CUSIP Number)**

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten Class A ordinary shares, par value $0.000025 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 88032Q109	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TCH COPPER LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 235,513,048
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 235,513,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,513,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 88032Q109	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TENCENT HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 235,513,048
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 235,513,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,513,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 88032Q109	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL E LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 235,513,048
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 235,513,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,513,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 88032Q109	SCHEDULE 13D	Page 5 of 9

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.000025 per share (the “Class A Shares”), of Cheetah Mobile Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).  The address of the principal executive offices of the Issuer is 12/F, Fosun International Center Tower, No. 237 Chaoyang North Road, Chaoyang District, Beijing 100022, People’s Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing ten Class A Shares, are listed on the New York Stock Exchange under the symbol “CMCM.”

In addition to Class A Shares, the Issuer also has outstanding Class B ordinary shares (the “Class B Shares”).  The Class B Shares have the same rights as the Class A Shares, except for voting and conversion rights. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes and is convertible into one Class A Share at any time by the holder thereof.  The Class A Shares are not convertible into Class B Shares under any circumstances.

The Reporting Persons (as defined below) beneficially own Class A Shares (primarily via holdings of ADSs) and Class B Shares (the Class A Shares (and the corresponding ADSs), the Class B Shares and the securities that were converted into Class B Shares as hereinafter described are referred to in this Statement as the “Securities”).

Item 2.  Identity and Background.

This Statement is being filed by:

(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii)	TCH Copper Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent (“TCH”); and

(iii)	THL E Limited, a British Virgin Islands company, and a wholly owned subsidiary of Tencent (“THL”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of Tencent’s principle office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of TCH’s principle office  is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  The address of THL’s principle office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

CUSIP No. 88032Q109	SCHEDULE 13D	Page 6 of 9

TCH is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.
THL is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A is information concerning each executive officer and director of Tencent, TCH and THL, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 6, 2011, TCH acquired 95,240,964 series A preferred shares for $17,278,688.07 from the Issuer, and on June 23, 2013, TCH acquired 110,240,964 series B preferred shares for $46,980,000 from the Issuer (collectively, the “Preferred Shares”).

On July 7, 2011, an affiliate of the Issuer transferred 15,000,000 ordinary shares of the Issuer to TCH for $2,721,000.

On May 7, 2014, THL purchased 14,285,710 Class A Shares in the form of ADSs in connection with the initial public offering by the Issuer (the “IPO”).

TCH and THL used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay the total purchase price of each of the foregoing purchases.

At the time of the IPO, all Preferred Shares then owned by TCH automatically converted into Class B Shares and the then outstanding ordinary shares of the Issuer immediately prior to the IPO were re-designated as Class B Shares, resulting in TCH holding  220,481,928 Class B Shares.

Pursuant to Practice Note 15 of the Hong Kong Listing Rules, in connection with the IPO, Kingsoft Corporation Limited (“Kingsoft Corporation”) will be making a distribution to eligible shareholders of Kingsoft Corporation (the “Distribution”).  In connection with the Distribution, which is expected to occur on or about June 24, 2014, TCH will have the option of receiving for no consideration 745,410 Class A Shares.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Securities for investment purposes. Consistent with such investment purposes, the Reporting Persons expect to engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial

CUSIP No. 88032Q109	SCHEDULE 13D	Page 7 of 9

condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the relevant Securities, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Shares, Class B Shares or ADSs or other financial instruments of or related to the Issuer, converting Class B Shares into Class A Shares, surrendering Class A Shares to obtain ADSs, or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The Class A Shares are registered under Section 12(b) of the Act.  The Class B Shares are not registered under the Exchange Act.

Immediately following the IPO, and taking into account the 745,410 Class A Shares that may be acquired as a result of the Distribution, the Reporting Persons held 9.7% of the Class A Shares outstanding and held 18.0% of the Class B Shares outstanding.  Based on their holdings of Class A Shares and Class B Shares, the Reporting Persons control 17.9% of the total voting power of the outstanding Class A and Class B Shares.  For purposes of this Statement, based on a total of 155,714,285 Class A Shares issued and outstanding as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on May 8, 2014 and calculating beneficial ownership as required by Rule 13d-3(d)(1) (the Class A Shares owned together with the Class B Shares owned. as a percentage of the total Class A Shares outstanding plus the Class B Shares owned), the Reporting Persons beneficially own 62.6% of the Class A Shares.

Other than the acquisition of 14,285,710 Class A Shares in the form of ADSs at the time of the IPO, there have been no transactions in the Class A Shares by TCH or Tencent during the past sixty days.

CUSIP No. 88032Q109	SCHEDULE 13D	Page 8 of 9

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, on April 23, 2014 TCH entered into a customary lock-up letter with the underwriters (the “Lock-Up Letter”) pursuant to which TCH agreed not to sell any Securities for 180 days from the date of the final prospectus filed in connection with the IPO without the prior written consent of the underwriters.  However, the underwriters may release the Securities subject to TCH’s Lock-Up Letter from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc.  The foregoing description of the Lock-Up Letter does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Lock-Up Letter filed as Exhibit 2 to this Schedule 13D and which is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated May 19, 2014, by and between TCH Copper Limited, THL E Limited and Tencent Holdings Limited.

Exhibit 2: Lock-Up Letter, dated April 23, 2014, by TCH Copper Limited.

CUSIP No. 88032Q109	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2014

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Zhang Zhidong	People’s Republic of China	Chief Technology Officer
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

EXECUTIVE OFFICERS AND DIRECTORS OF TCH COPPER LIMITED

The names of the directors and the names and titles of the executive officers of TCH Copper Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TCH Copper Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF THL E LIMITED

The names of the directors and the names and titles of the executive officers of THL E Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to THL E Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Executive officers:
N/A

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D.  This Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Joint Filing Agreement.

Date:  May 19, 2014

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TCH Copper Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

THL E Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

EXHIBIT 2

LOCK-UP LETTER

     April 23, 2014

Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London E14 4QA
United Kingdom

J.P. Morgan Securities LLC
383 Madison Avenue, 3rd Floor
New York, NY 10179

Dear Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. International plc (“Morgan Stanley”) and J.P. Morgan Securities LLC (“JPM”), as representatives (each, a “Representative,” and collectively, the “Representatives”) of the several underwriters (the “Underwriters”) under the Underwriting Agreement (as defined below), propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Cheetah Mobile Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including Morgan Stanley and JPM, of a certain number of Class A ordinary shares, par value US$0.000025 per share, of the Company (the “Class A Ordinary Shares”) in the form of American Depositary Shares (“American Depositary Shares”). “Class B Ordinary Shares” shall mean Class B ordinary shares, par value US$0.000025 per share, of the Company, which the Current Shares will be automatically re-designated into immediately prior to the completion of the Public Offering. “Current Shares” shall mean ordinary shares, par value US$0.000025 per share, series A preferred shares, par value US$0.000025 per share, and series B preferred shares, par value US$0.000025 per share, in each case of the Company, as the context may require, outstanding as of the date hereof.

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares or other securities of the Company acquired in open market transactions after the completion of the Public Offering, provided that no filing under the Exchange Act, reporting a reduction or increase in beneficial ownership of any class of Ordinary Shares or American Depositary Shares, shall be required or shall be voluntarily made in connection with subsequent sales of such securities as are acquired in such open market transactions, (b) transfers of shares of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares or any security convertible into Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares as a bona fide gift, (c) distributions of shares of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares or any security convertible into Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares to limited partners or stockholders of the undersigned, provided that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver to the Representatives a lock-up letter substantially in the form of this letter and (ii) no filing under the Exchange Act, reporting a reduction or increase in beneficial ownership of any class of Ordinary Shares or American Depositary Shares, shall be required or shall be voluntarily made during the Restricted Period, (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares, provided that such plan does not provide for the transfer of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares during the Restricted Period and to the extent a public announcement or filing under the Exchange Act , if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares may be made under such plan during the Restricted Period, or (e) transfer of shares of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares or any security convertible into Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that (i) the trustee of the trust or the transferred agrees to be bound in writing by the restrictions set forth herein, (ii) any such transfer shall not involve a disposition for value and (iii) no filing under the Exchange Act, reporting a reduction or increase in beneficial ownership of any class of Ordinary Shares or American Depositary Shares, shall be required or shall be voluntarily made during the Restricted Period. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley and JPM on behalf of the Underwriters, it will not, during the Restricted

Period, make any demand for or exercise any right with respect to, the registration of any shares of Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares or any security convertible into or exercisable or exchangeable for Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares. The undersigned hereby also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Current Shares, Class A Ordinary Shares, Class B Ordinary Shares or American Depositary Shares unless such transfer is in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Representatives on behalf of the Underwriters.

This agreement is governed by, and to be construed in accordance with the laws of the State of New York.

[Signature Page Follows]

Very truly yours, TCH Copper Limited

/s/ Ma Huateng
Name: Ma Huateng
Title: Director

[Signature Page to Lock-Up Letter]